October 11, 2005


Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

Re:	ACE*COMM Corporation
	Form 10-K for the fiscal year ended 6/30/2005
	Filed August 31, 2005
	File No. 000-21059

Dear Mr. Delmar:

    We have reviewed your response letter dated September 28, 2005 and have the following accounting comment on your financial statements.


Form 10-K for the Fiscal Year Ended June 30, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note 10 - Stockholders` Equity, page F-15

1. We note your response to prior comment number 3. You indicate that the warrants were treated as equity since there is no provision in the contract that would require net cash settlement and your obligation to register the shares underlying the warrants is required only on a best efforts basis. However, we note section 6.1(d) of the
Securities Purchase Agreement (included as Exhibit 4.1 to your
Form
8-K filed on April 4, 2005) which indicates that you are required to pay liquidated damages if you do not meet certain requirements with regard to the registration statement, including maintaining effectiveness. We further note your requirement to also pay liquidated damages in the event that your common stock is not listed.
As such, it appears that the contract does not meet the conditions in paragraphs 14 through 18 of EITF 00-19. Further explain why equity classification of the warrants is appropriate. In addition, as previously requested, tell us the basis for your accounting for the investors` additional investment right to acquire common stock and warrants. Explain how you considered the guidance in SFAS 133 and EITF 00-19 in determining whether these financial instruments should have an equity classification or liability classification.


You may contact Morgan Youngwood, Staff Accountant, at (202) 551-
3497
or Stephen Krikorian, Accounting Branch Chief at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief


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Steven R. Delmar
ACE*COMM Corporation
October 11, 2005
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